SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Completes Airborne Geomapping Program for

Benin Government

Country-Wide Survey Makes High-Resolution Data Available to Exploration Community

Paris, France – 3 March 2014

CGG and the Benin Ministry of Energy, Mining and Petroleum Research, and Renewable Energy Development (MERPMEDER) announced today the completion of an onshore country-wide airborne geophysical survey of the Republic of Benin. The survey program was commissioned by the Government of Benin to enhance the development of Benin’s natural resource sector, including both petroleum and mineral resources.

Altogether approximately 160 000 line km of magnetic & radiometric data and 16 000 line km of FALCON® Airborne Gravity Gradiometer data were acquired from May to October 2013. The airborne data has been processed and is currently in the final stages of geological interpretation at CGG’s interpretation center in Perth.

All products from the program, including a Natural Resource Prospectivity report and updated geological maps, will be placed on the Benin Government’s open-file system. Visitors to the PDAC show in Toronto can view the data on CGG booth 203.

Barthelemy Kassa, Benin Ministry of Energy, Mining and Petroleum Research, and Renewable Energy Development (MERPMEDER): « This project is a significant step forward in the development of Benin’s natural resources. We are very satisfied with the manner in which CGG executed the acquisition, processing and interpretation contract we awarded to them in April 2013 and the results look very promising. The Ministry is looking forward to building on the partnership it has begun with CGG on this exciting program.”

Jean-Georges Malcor, CEO, CGG, said: “This project capitalizes on CGG’s extensive experience in large-scale Geomapping programs and adds to our varied portfolio of country-wide surveys, focusing in particular on Africa and the Middle East. With this particular project CGG is pleased to support the Government of Benin’s initiative to bring new insight into the country’s exploration potential. We believe it offers the Government of Benin an excellent springboard in its quest to secure the sustainable development of the country’s natural resources.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

About Ministère de l’Energie, des Recherches Pétrolières et Minières, de l’Eau et du Développement des Energies Renouvelables (MERPMEDER) du Bénin.

The Ministry is mandated to responsibly manage and to sustainably develop Benin’s Natural Resources of the benefit of all of its citizens. (http://www.merpmeder.com/)

Contacts:

CGG – Group Communications

Christophe Barnini

Tel: +33 1 64 47 38 11

E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 3rd, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP